BEAR STEARNS MORTGAGE FUNDING TRUST 2007-AR5

BEAR STEARNS MORTGAGE FUNDING GRANTOR TRUST 2007-AR5

NOTICE TO INVESTORS AND OTHER RECIPIENTS

THE ATTACHED SUPPLEMENT DATED AUGUST 24, 2007 TO THE PROSPECTUS SUPPLEMENT DATED JUNE 28, 2007 (THE “PROSPECTUS SUPPLEMENT”) TO THE PROSPECTUS DATED JUNE 28, 2007 (TOGETHER WITH THE PROSPECTUS SUPPLEMENT, THE “PROSPECTUS”), RELATING TO THE ISSUANCE OF BEAR STEARNS MORTGAGE FUNDING TRUST 2007-AR5, MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2007-AR5 AND THE ISSUANCE OF BEAR STEARNS MORTGAGE FUNDING GRANTOR TRUST 2007-AR5, MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2007-AR5, AMENDS CERTAIN LANGUAGE CONTAINED IN THE PROSPECTUS, AS DESCRIBED THEREIN.

INVESTORS AND POTENTIAL INVESTORS SHOULD REVIEW THE PROSPECTUS ONLY IN CONNECTION WITH THE ATTACHED SUPPLEMENT AND MAY NOT RELY ON THE PROSPECTUS EXCEPT AS SO AMENDED IN MAKING ANY INVESTMENT DECISIONS.

Bear, Stearns & Co. Inc.

August 24, 2007

Bear Stearns Mortgage Funding Trust 2007-AR5

Issuing Entity

Bear Stearns Mortgage Funding Grantor Trust 2007-AR5

Grantor Trust Issuing Entity

EMC Mortgage Corporation

Servicer and Sponsor

Structured Asset Mortgage Investments II Inc.

Depositor

Bear Stearns Mortgage Funding Trust 2007-AR5

Mortgage Pass-Through Certificates, Series 2007-AR5

and

Bear Stearns Mortgage Funding Grantor Trust 2007-AR5

Mortgage Pass-Through Certificates, Series 2007-AR5

Supplement dated August 24, 2007

to

prospectus supplement dated June 28, 2007

to

prospectus dated June 28, 2007

__________

Capitalized terms used in this supplement are defined in the prospectus supplement dated June 28, 2007, to which this supplement is attached.

The prospectus supplement is hereby revised as follows:

1.The second paragraph under "Monthly Advances" on page S-57 is replaced in its entirety with the following (emphasis added throughout this supplement to show changes):

All Monthly Advances will be reimbursable to the party making such Monthly Advance from late collections, Insurance Proceeds ~~and~~, Liquidation Proceeds and Subsequent Recoveries from the mortgage loan as to which the unreimbursed Monthly Advance was made. In addition, any Monthly Advances previously made in respect of any mortgage loan that are deemed by the Servicer or a subservicer to be nonrecoverable from related late collections, Insurance Proceeds, ~~or~~ Liquidation Proceeds or Subsequent Recoveries may be reimbursed to such party out of any funds in the Custodial Account prior to the distributions on the Certificates (with respect to the Grantor Trust Certificates, indirectly through the related class of Underlying Certificates). The right of the Servicer to such reimbursements under the Agreement are limited to (i) amounts received on a mortgage loan (including, for this purpose, the Repurchase Price therefor, Insurance Proceeds, Liquidation Proceeds and Subsequent Recoveries) which represent late payments or recoveries of the principal of or interest on such Mortgage Loan with respect to which such Monthly Advance was made and (ii) to the extent of Amounts Held for Future Distribution; provided, that any such Amounts Held for Future Distribution so applied to reimburse the Servicer will be replaced by the Servicer by deposit in the Distribution Account no later than the close of business on the Distribution Account Deposit Date immediately preceding the Distribution Date on which such funds are required to be distributed pursuant to the Agreement.

2.            The first paragraph under "Optional Purchase of Defaulted Loans" on page S-60 is replaced in its entirety with the following:

With respect to any mortgage loan which as of the first day of a Fiscal Quarter is delinquent in payment by 90 days or more or is an REO Property, the Sponsor shall have the right to purchase such mortgage loan from the Trust at a price equal to the Repurchase Price; provided, however (i) that such mortgage loan is still 90 days or more delinquent or is an REO Property as of the date of such purchase and (ii) this purchase option, if not theretofore exercised, shall terminate on the date prior to the last day of the related Fiscal Quarter. This purchase option, if not exercised, shall not be thereafter reinstated unless the delinquency is cured and the mortgage loan thereafter again becomes 90 days or more delinquent or becomes an REO Property, in which case the option shall again become exercisable as of the first day of the related Fiscal Quarter. In addition, this purchase option may be assigned by the Sponsor to a third party, including a holder of a class of Certificates. Investors should note that the removal of any such mortgage loan from the Trust may affect the loss and delinquency tests that determine the level of the applicable Overcollateralization Target Amount, which may adversely affect the market value of the Certificates.

3.     The second paragraph under "Collection and Other Servicing Procedures and Modifications" on page S-85 is replaced in its entirety with the following:

In instances in which a mortgage loan is in default, or if default is reasonably foreseeable, and if determined by the Servicer to be in the best interests of the related certificateholders, the Servicer may engage, either directly or through subservicers, in a wide variety of loss mitigation practices including waivers, modifications, payment forbearances, partial forgiveness, entering into repayment schedule arrangements, and capitalization of arrearages rather than proceeding with foreclosure or repossession, if applicable. In making that determination, the Servicer will take into account whether such loss mitigation practice will not be materially adverse to the interests of the certificateholders in the aggregate on a present value basis using reasonable assumptions (including taking into account any estimated Realized Losses that might result absent such action). Modifications may have the effect of, among other things, reducing or otherwise changing the loan rate, forgiving payments of principal, interest or other amounts owed under the mortgage loan ~~or contract~~, such as taxes or insurance premiums, extending the final maturity date of the loan, capitalizing delinquent interest and other amounts owed under the mortgage loan ~~or contract~~, or any combination of these or other modifications. In addition, if the loan is not in default or if default is not reasonably foreseeable, the Servicer may modify the mortgage loan only to the extent set forth in the Agreement; provided that, such modification will not result in the imposition of taxes on any REMIC or otherwise adversely affect the REMIC status of the Trust. Any modified mortgage loan may remain in the Trust, and the reduction in collections resulting from a modification may result in reduced distributions of interest or principal on, ~~or~~ may extend the final maturity of, or result in a allocation of a Realized Loss to, one or more classes of the related ~~securities~~Certificates.

In connection with any such Servicing Modification, the Servicer may reimburse itself from the Trust for any outstanding advances or Monthly Advances at the time of such modification to the extent that such related advances or servicing advances are reimbursable to the Servicer and to the extent interest and principal is forgiven or Monthly Advances are reimbursed. Any such reimbursement will occur during the same calendar month as the Servicing Modification, to the extent such advance or Monthly Advance is forgiven, and any such reimbursement will be treated as a Realized Loss which will be incurred on the distribution date related to the calendar month during which the Servicing Modification occurred. To the extent advances and Monthly Advances or other amounts owed the Servicer are capitalized, the Servicer may reimburse itself from such arrearages on a first priority basis.

4.          The definitions of "Principal Funds," "Realized Loss" and "Stated Principal Balance" are revised in their entirety as indicated below:

Principal Funds — With respect to each Loan Group, and each distribution date, the greater of zero and the sum, without duplication, of:

1.	the scheduled principal collected on the mortgage loans in the related Loan Group, during the related Due Period or advanced on or before the servicer advance date;
2.	Principal Prepayments in respect of the mortgage loans in the related Loan Group, exclusive of any prepayment charges, collected in the related Prepayment Period;
3.	the Stated Principal Balance of each mortgage loan in the related Loan Group, that was repurchased by the Depositor or the Servicer during the related Due Period;
4.

the amount, if any, by which the aggregate unpaid principal balance of any replacement mortgage loans is less than the aggregate unpaid principal balance of any deleted mortgage loans delivered by the Servicer in connection with a substitution of a mortgage loan in the related Loan Group, during the related Due Period;

5.

Insurance Proceeds, Liquidation Proceeds and Subsequent Recoveries collected during the related Prepayment Period on the mortgage loans in the related Loan Group, to the extent such proceeds relate to principal, less all related non-recoverable advances relating to principal reimbursed during the related Due Period;

6.	the principal portion of the purchase price of the assets of the Trust allocated to the related Loan Group, upon the exercise by the Depositor or its designee of its optional termination right; and
7.	the principal portion of the amounts, if any, transferred from the Final Maturity Reserve Account and allocated to Loan Group I on such distribution date;

minus

8.

any amounts required to be reimbursed to EMC, the Depositor, the Servicer, the Trustee, the Grantor Trustee or the Custodian, as provided in the Agreement or the Grantor Trust Agreement, as applicable; and

9.

the amount of any Principal Prepayments in full, partial Principal Prepayments, Net Liquidation Proceeds, Repurchase Proceeds and scheduled principal payments, in that order, included in available funds and allocated to the related Loan Group, for such distribution date that are applied as Interest Funds in connection with any Deferred Interest in accordance with the definition of Net Deferred Interest; and

10.          any Capitalization Reimbursement Amount for such Loan Group and such distribution date.

Realized Loss — With respect to ~~a mortgage loan is (1) a~~any (i) Bankruptcy Loss or (~~2) as to any~~ii) Liquidated Mortgage Loan, (x) the unpaid principal balance thereof plus accrued and unpaid interest thereon at the mortgage rate through the last day of the month of such liquidation, less (y) the Net Liquidation Proceeds with respect to such mortgage loan and the related mortgaged property.

With respect to each mortgage loan which is the subject of a Servicing Modification during the calendar month immediately preceding the related distribution date, the sum of (a) the total amount of interest and principal which is forgiven with respect to the related mortgage loan and (b) the amount of any advances and Monthly Advances, to the extent forgiven, made by the Servicer with respect to such mortgage loan which are reimbursable from the Trust to the Servicer with respect to such Servicing Modification; provided that, the amounts expressed in clause (a) above shall not include the amounts expressed in clause (b) above.

In addition, to the extent the Servicer receives Subsequent Recoveries with respect to any mortgage loan, the amount of the Realized Loss with respect to that mortgage loan will be reduced to the extent such recoveries are applied to reduce the Current Principal Amount of any class of Certificates (other than the Class XP, Class X, Class B-IO and Residual Certificates) on any distribution date.

With respect to each mortgage loan which has become the subject of a Deficient Valuation, if the principal amount due under the related Mortgage Note has been reduced, then “Realized Loss” is the difference between the principal balance of such mortgage loan outstanding immediately prior to such Deficient Valuation and the principal balance of such mortgage loan as reduced by the Deficient Valuation.

With respect to each mortgage loan which has become the subject of a Debt Service Reduction, the portion, if any, of the reduction in each affected Monthly Payment attributable to a reduction in the Mortgage Rate imposed by a court of competent jurisdiction. Each such Realized Loss shall be deemed to have been incurred on the Due Date for each affected Monthly Payment.

Stated Principal Balance — For any mortgage loan~~, with respect to~~ or related REO Property, and for any distribution date,

(i) the sum of (a) the principal balance thereof as of the Cut-off Date (taking account of the principal payment to be made on the related Due Date and irrespective of any delinquency in its payment), as specified in the amortization schedule at the time relating thereto (before any adjustment to such amortization schedule by reason of any bankruptcy or similar proceeding occurring after the Cut-off Date (other than a Deficient Valuation) or any moratorium or similar waiver or grace period) ~~plus~~, (b) any amount by which the principal balance thereof has been increased for Deferred Interest pursuant to the terms of the related mortgage note on or prior to such distribution date, and (c) the amount by which the Stated Principal Balance of the mortgage loan has been increased pursuant to a Servicing Modification of such mortgage loan minus

(ii) the sum of~~:1.~~  (a) the principal portion of the Scheduled Monthly Payments due ~~from mortgagors~~ with respect to such mortgage loan ~~due~~ during each Due Period ending prior to such distribution date (and irrespective of any delinquency in their payment)~~;2.         all prepayments of principal~~, (b) all Principal Prepayments with respect to such mortgage loan received prior to or during the related Prepayment Period, ~~and~~(c) all Liquidation Proceeds to the extent applied by the Servicer as recoveries of principal in accordance with the Agreement ~~or the Servicing Agreement~~with respect to such mortgage loan, that were received by the Servicer as of the close of business on the last day of the calendar month related to such distribution date~~;~~ and~~3.~~  (d) any Realized ~~Loss thereon~~Losses on such mortgage loan incurred prior to or during the related Prepayment Period.

The Stated Principal Balance of any Liquidated Mortgage Loan is zero.

5.           The definitions of "Amounts Held for Future Distribution," "Capitalization Reimbursement Amount," "Distribution Account Deposit Date," and "Servicing Modification" (as indicated below) are inserted in the Glossary beginning on p. S-99 in alphabetical order with respect to the existing definitions:

Amounts Held for Future Distribution — As to any Distribution Account Deposit Date, shall be the total of the amounts held in the Custodial Account on any date of determination which were received after the Cut-off Date on account of (i) all Scheduled Monthly Payments or portions thereof received in respect of the mortgage loans due after the related Due Period, (ii) Principal Prepayments, received in respect of such mortgage loans after the last day of the related Prepayment Period and (iii) Liquidation Proceeds, Subsequent Recoveries and Insurance Proceeds received in respect of such mortgage loans after the last day of the prior calendar month.

Capitalization Reimbursement Amount — With respect to any distribution date, the aggregate of the amounts added to the Stated Principal Balances of any mortgage loans during the preceding calendar month representing reimbursements to the Servicer on or prior to such distribution date in connection with the modification of such mortgage loans.

Distribution Account Deposit Date — The second Business Day prior to each Distribution Date.

Servicing Modification — Any modification of a mortgage loan which is effected by the Servicer in accordance with the terms of the Agreement.

The remainder of the prospectus supplement remains unmodified.

This supplement may be used to offer or sell the certificates offered hereby only if accompanied by the prospectus supplement and prospectus.

Dealers will be required to deliver a supplement, prospectus supplement and prospectus when acting as underwriters of the certificates offered hereby and with respect to their unsold allotments or subscriptions. In addition, all dealers selling the offered certificates, whether or not participating in this offering, may be required to deliver a supplement, prospectus supplement and prospectus for 90 days after the date of this supplement.

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Bear, Stearns & Co. Inc.

August 24, 2007